SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07 Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (BOVESPA: GFSA3; OTC:GFASY) (“Gafisa” or “Company”) pursuant to Article 30 of CVM Instruction No. 480/09, as amended, informs to the market that the Board of Directors, in a meeting held today, resolved on the election of members of the Compensation and Corporate Governance Committee, all with two (2) year term of office as of this date, as follows:

Demian Fiocca: Graduated and master in economics from the University of São Paulo ("USP"), having attended training courses for executives at IESE (Barcelona) and IMD (Lausanne). It had its approval in a certification examination issued by the Institutional Investor Relations Superintendency (SIN), in view of its proven experience and knowledge in the capital market. At Mare, Mr. Demian Fiocca is Managing Partner, responsible for the Administration of Securities Portfolios, from November 2010 to the present date. Demian Fiocca has also been a member of the Board of Directors of Oi, a telecommunications company since 2016, and has been a member of FIESP's Board of Directors since 2012.

Nelson Sequeiros Rodriguez Tanure: is the Chief Executive Officer of Docas Investimentos SA. He has been an investor of PETRO RIO SA since 2013. He acquired Editora Pesos SA in 2006. He entered into a usufruct agreement with Jornal do Brasil, Gazeta Mercantil and Forbes magazine in 2001. He became the controlling shareholder of Docas SA and its subsidiaries Boavista SA and Boavista Trading in 1999. Incorporated ISHIBRAS, forming the company "Indústrias Verolme-Ishibras SA" - IVI in 1994. He was Chairman of the Board of Directors of SADE VIGESA SA (a merger of Sul Americana de Engenharia SA and Villares Equipamentos) in 1991. He acquired EMAQ VEROLME ESTALEIROS SA (merger of EMAQ Engenharia e Máquinas SA and Verolme 1989. He founded RCI - Representação e Comércio Internacional Ltda., a Brazilian trading and holding company that holds the shareholding control of SEQUIP - Serviços de Engenharia e Equipamentos SA and EMAQ - Engenharia e Máquinas SA in 1983. He holds a degree in Business Administration by the Federal University of Bahia in 1975 and graduated from the Institut des Hautes Etudes de Development Economique et Social - Université Paris I in 1976. He holds a specialization from Harvard Business School - Owner / President Management Program Unit I (10/18/2015 - 06/11 / 2015) and Program Unit II (10/30/2016 - 11/18/2016).

Roberto Luz Portella: partner at Demarest Almeida Law Office, Setor Assessoria, Member of the American Chamber for Brazil (AMCHAN-SP), Member of the Audit Committee of Petro S.A.

São Paulo, April 15, 2019.

GAFISA S.A.

Roberto Luz Portella

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 15, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer